(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)Proxy Form for the Annual General Meeting for the Year 2008

Number of Shares related to this proxy form (note 1)

I (We) (note 2) ______________________________________________________________________________________________________________
of _____________________________________________________________________________________________________________________
being the holder(s) of (note 1) ____________________________________ H Share(s)/domestic Share(s) (note 3) of RMB1.00 each of China Petroleum & Chemical Corporation (“Sinopec Corp.”) now appoint (note 4) ______________________________ (I.D. No.: ________________________________ of _____________________________________________________________________________________________________________________Tel. No.: ___________________________________) /the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for the year 2008 (“AGM”) to be held at 9:00 a.m. on Friday, 22 May 2008 at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the AGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (note 5)

Ordinary Resolutions		For (note 5)	Against (note 5)
1. To consider and approve the report of the Third Session of the Board of Directors ofSinopec Corp. (including the report of the Board of Directors of Sinopec Corp. for theyear 2008).
2. To consider and approve the report of the Third Session of the Supervisory Committeeof Sinopec Corp. (including the report of the Supervisory Committee of Sinopec Corp.for the year 2008).
3. To consider and approve the audited accounts and audited consolidated accounts ofSinopec Corp. for the year ended 31 December 2008.
4. To consider and approve the plan for allocating any surplus common reserve funds atamount of RMB20 billion from the after-tax profits.
5. To consider and approve the profit distribution plan for the year ended 31 December2008.
6.           To consider and approve the re-appointment of KPMG Huazhen and KPMG as thedomestic and overseas auditors of Sinopec Corp. for the year 2009, respectively, and toauthorize the Board of Directors to determine their remunerations.

7. To authorise the Board of Directors to determine the interim profit distribution plan ofSinopec Corp. for 2009.
8. To elect the Fourth Session of the Board of Directors of Sinopec Corp.
Number	Name	For (note 6)	Against (note 6)
(1)	Su Shulin
(2)	Wang Tianpu
(4)	Zhang Yaocang
(5)	Zhang Jianhua
(6)	Wang Zhigang
(7)	Cai Xiyou
(8)	Cao Yaofeng
(9)	Li Chunguang
(10)	Dai Houliang
(11)	Liu Yun
The Following are Independent Non-executive Directors:
Number	Name	For (note 6)	Against (note 6)
(1)	Liu Zhongli
(2)	Ye Qing
(3)	Li Deshui
(4)	Xie Zhongyu
(5)	Chen Xiaojin
9. To elect the supervisors assumed by non-representatives of the employees of the FourthSession of the Supervisory Committee of Sinopec Corp.
Number	Name	For	Against
(1)	Wang Zuoran
(2)	Zhang Youcai
(3)	Geng Limin
(4)	Zou Huiping
(5)	Li Yonggui
		For (note 5)	Against (note 5)
10.           To consider and approve the Service Contracts between Sinopec Corp. and Directors ofthe Fourth Session of the Board Directors and Supervisors of the Fourth Session of theSupervisory Committee (including emoluments provisions).

11.           To authorise the Secretary to the Board of Directors to, on behalf of Sinopec Corp., dealwith all applications, approval, registrations, disclosure and filings in relation to thereelection of directors and supervisors.

Special Resolutions		For (note 5)	Against (note 5)
12. To approve the proposed amendments to the Articles of Association and its appendicesof Sinopec Corp.
13.           To authorise the Secretary to the Board of Directors of Sinopec Corp. to, on behalf ofSinopec Corp., deal with all applications, approval, registrations and filing relevant tothe proposed amendments to the Articles of Association and its appendices.

14. To authorise the Board of Directors of Sinopec Corp. to determine the proposed plan forissuance of debt financing instrument(s).
15. To grant to the Board of Directors of Sinopec Corp. a general mandate to issue new shares.

Date: __________________________________ 2009

Signature(s): _______________________________ (note 7)

Notes:

1.           Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.           Please insert full name(s) and address(es) in BLOCK LETTERS.

3.           Please delete as appropriate.

4.           Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to his proxy form must be signed by the signatory.

5.           Attention: Apart from resolution number 8, if you wish to vote FOR any resolution, please indicate with a “√” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “√” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

6.           Please note that the resolution 8 in relation to election of directors, the Company will adopt the cumulative voting method. When you fill in the blanks entitled “Cumulative Voting”, please fill them in accordance with the following instructions:

(i)           In relation to resolution number 8 in relation to election of directors, for every share held by you, you will have the same number of voting rights which equals to the number of directors to be elected. For instance, if you are holding 1 million Sinopec Corp. shares and 11 directors will be elected at the general meeting, the aggregate number of votes which you will have will be 15 million (i.e. 1 million shares x 15 = 15 million voting shares).

(ii)          Please note that you may cast your votes on every candidate provided that the total number of votes which you cast do not exceed the number of votes to which you are entitled; cast all your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on one candidate; or cast your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on certain candidates. Please fill in the sections entitled “Votes For” and/or “Votes Against” with the number of votes you intend to cast on each 15 candidate. For example, if you are holding 1 million Sinopec Corp. shares, the number of your votes regarding the resolution 8 is 15 million. You may choose to cast the 15 million votes equally amongst the 15 candidates (For or Against), or to cast all your votes on a single candidate (For or Against), or to cast on candidates A, B, C and D with 2 million votes each, candidate E with 7 million votes and not cast any vote on the other candidates.

(iii)         When the total votes, represented by the shares held by you multiplied by the number of directors to be elected, are used up after voting for some of the candidates, you will have no votes remaining to be cast on other candidates. I.e., the total number of both of your “For” and “Against” votes cast on the 15 candidates shall not exceed the aggregate number of votes to which you are entitled.

(iv)         Pleae note that when the total votes cast by you on some candidates exceeds the total votes to which you are entitled, all the votes cast will become invalid and be regarded as abstain votes; when the total votes cast by you for some candidates are less than the total votes to which you are entitled, the votes are valid and the remaining votes will be regarded as abstain votes. For example, if you are holding 1 million Sinopec Corp. shares, the number of your votes regarding the resolution number 8 is 15 million: (a) if you fill in the “For” or “Again” of “cumulative voting” under a particular candidate with “15 million shares”, you have used up all the votes to which you are entitled, which results in you having no votes for the remaining 14 candidates. Should you fill in the blanks under the resolution number 8 with any number of shares (other than 0), all your votes on resolution 8 will be invalid; or (b) if you fill in the “For” (or “Against”) of “cumulative voting” under candidate A with “6 million shares” and under candidate B with “4 million shares”, the 10 million of votes cast by you are valid and the remaining 5 million of votes are will be regarded as abstain votes.

(v)          Where the “For” votes cast for a particular candidate are more than half of the total number of shares held by all shareholders attending (before cumulation) and where the “For” votes exceed the “Against” votes, the candidate in question will be considered to have won the votes. If the number of candidates who have won the votes exceed the number of directors to be elected, the candidates who obtained more “For” votes should be elected (if some nominees who obtain relatively less “For” votes obtain the same number of “For” votes and election of them will result in the directors to be elected exceeding the number of directors to be elected, such nominees will not be regarded as having won the votes); Where the elected directors at the shareholders general meeting are less than directors to be elected, new rounds of voting are required to be held for election of the remaining directors until the number of directors to be elected are fulfilled.

(vi)         When a new round of director election is held pursuant to the (v) above, the calculation of cumulation should be based on the directors to be elected during the round of election in question.
7.           This form of proxy must be signed under hand by you or your attorney duly authorised on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

8.           This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of domestic shares, to Sinopec Corp. at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People´s Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen´s Road East, Hong Kong at least 24 hours before the time designated for the holding of the AGM.